UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  July 19, 2025

FIRST COMMUNITY BANKSHARES, INC.
(Exact name of registrant as specified in its charter)

Virginia	000-19297	55-0694814
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

P.O. Box 989 Bluefield, Virginia		24605-0989
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code: (276) 326-9000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock ($1.00 par value)	FCBC	NASDAQ Global Select

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement

On July 19, 2025, First Community Bankshares, Inc. (“First Community”) entered into an Agreement and Plan of Merger (the “Agreement”) with Hometown Bancshares, Inc., a West Virginia corporation (“Hometown”), under which First Community will acquire Hometown for a total valuation of approximately $41.5 million based on a closing price for First Community’s common stock of $40.33 as of July 18, 2025.

Hometown is a well-capitalized, single bank holding company headquartered in Middlebourne, West Virginia with total assets of approximately $402.3 million, total loans of approximately $175.7 million, total liabilities of approximately $372.9 million, total deposits of approximately $365.7 million, and total shareholders’ equity of approximately $29.4 million as of June 30, 2025. Hometown is the holding company for Union Bank, Inc., a West Virginia state-chartered bank, with eight locations in the State of West Virginia.

Pursuant to the terms and conditions set forth in the Agreement, Hometown will merge with and into First Community (the “Merger”). Hometown will cease to exist and First Community will survive and continue to exist as a Virginia corporation. The Agreement further provides that following the effective time of the Merger (the “Effective Time”), Union Bank, Inc., a wholly-owned subsidiary of Hometown, will merge with and into First Community Bank, a wholly-owned subsidiary of First Community (the “Bank Merger”). First Community Bank will survive the Bank Merger and continue to exist as a Virginia banking corporation.

Merger Consideration

The Agreement provides that, upon the terms and conditions set forth in the Agreement, at the Effective Time, each share of Hometown common stock, par value $5.00 per share (“Hometown Common Stock”) outstanding immediately prior to the Effective Time will be converted into the right to receive 11.706 shares (the “Exchange Ratio”) of First Community common stock, par value $1.00 per share (“First Community Common Stock”), which equates to $472.10 per share of Hometown Common Stock based on a closing price for First Community Common Stock of $40.33 as of July 18, 2025. If, as of the last day of the calendar month immediately prior to the Effective Time the Actual Adjusted Shareholder’s Equity of Hometown is less than $29,250,000 (the “Minimum Adjusted Shareholders’ Equity”), then the Exchange Ratio will be adjusted to equal the product of multiplying the Exchange Ratio by the quotient obtained by dividing the Actual Adjusted Shareholders’ Equity of Hometown by the Minimum Adjusted Shareholders’ Equity. Holders of Hometown Common Stock will receive cash in lieu of fractional shares.

The Agreement further provides that all Hometown stock appreciation rights under a stock appreciation award (except certain stock appreciation rights that are unvested as of January 1, 2025) and all dividend equivalent rights granted under the Hometown Dividend Equivalent Incentive Plan that are outstanding immediately prior to the Effective Time, to the extent not vested, become fully vested, and will be canceled and the holder thereof shall be entitled to receive a cash payment from First Community. The stock appreciation rights that are unvested as of January 1, 2025 will be assumed by First Community, as will certain other executive compensation agreements of Hometown.

The Merger is intended to be a tax-free reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the “IRC”).

Representations and Warranties; Covenants

The Agreement contains customary representations and warranties from both First Community and Hometown, and each party has agreed to customary covenants. Hometown has agreed to conduct its business in the ordinary course during the interim period between the execution of the Agreement and the Effective Time, to call a meeting of its shareholders to consider and vote upon the approval of the Agreement and the transactions contemplated thereby and, subject to certain exceptions, for the board of directors of Hometown to recommend that its shareholders vote in favor of the Agreement and the transactions contemplated thereby. Hometown has also agreed to customary non-solicitation obligations relating to alternative acquisition proposals, subject to certain exceptions. First Community has agreed to file the registration statement on Form S-4 with the SEC within 60 days from the date of the Agreement. Hometown and First Community have also agreed to use their reasonable best efforts to prepare and file all applications, notices and other documents to obtain all necessary consents and approvals for consummation of the transactions contemplated by the Agreement.

Closing Conditions

The completion of the Merger and the Bank Merger are subject to customary conditions, including (1) receipt of the requisite approval of Hometown’s shareholders of the Agreement, (2) the admission for listing on the Nasdaq Stock Exchange of the shares of First Community Common Stock to be issued in the Merger, (3) receipt of required regulatory approvals from the Board of Governors of the Federal Reserve System and the Virginia State Corporation Commission Bureau of Financial Institutions and regulatory filings with the West Virginia Division of Financial Institutions, (4) effectiveness of the registration statement on Form S-4 for First Community Common Stock to be issued in the Merger, and (5) the absence of any order, injunction, decree or other legal restraint prohibiting the completion of the Merger, the Bank Merger or any of the other transactions contemplated by the Agreement.

Each party’s obligation to complete the Merger is also subject to certain additional customary conditions, including (1) the accuracy of the representations and warranties of the other party, (2) performance in all material respects by the other party of its obligations under the Agreement, and (3) receipt by such party of an opinion from its tax counsel to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the IRC. Additionally, First Community’s obligation to consummate the Merger is subject to Hometown’s repayment of certain indebtedness.

The Merger is expected to close in the first quarter of 2026 subject to the satisfaction of the above conditions.

Termination; Termination Fee

The Agreement provides certain termination rights for both First Community and Hometown, including, among others, (a) by mutual consent of the parties; (b) by either party upon the failure to obtain the requisite regulatory approvals; (c) by either party if the Merger is not consummated by May 31, 2026; (d) by either party if the other materially breaches a representation, warranty, covenant or agreement, subject to a cure period; (e) by either party if the requisite vote of Hometown’s shareholders to approve the Agreement is not obtained, and (f) by First Community if (i) the Hometown board of directors changes its recommendation to its shareholders or fails unanimously publicly recommend in the proxy statement/prospectus to be filed by First Community that the Hometown shareholders approve the Agreement, or (ii) Hometown breaches the non-solicitation covenants in the Agreement in any material respect or Hometown breaches the covenant related to the Hometown shareholder meeting in any material respect. In addition, Hometown has the right to terminate the Agreement, during the five day period following the later of (A) the date on which the last regulatory approval necessary is received (disregarding any waiting period) or (B) the date on which Hometown shareholders approve the Agreement (the “Determination Date”) if both (i) the average of the closing sale prices of First Community Common Stock (the “Average Purchaser Stock Price”), as reported on Nasdaq during the 30 consecutive full trading days ending at the closing of trading on the trading day immediately prior to of the Determination Date is less than $30.74, and (ii) (1) the quotient of the Average Purchaser Stock Price divided by $38.43, is less than 80% of (2) the quotient of the average of the closing price for the Nasdaq Bank Index (the “Index”), for the 30 consecutive full trading days ending at the closing of trading on the trading day immediately prior to the Determination Date divided by the closing price for the Index on July 18, 2025 of $4,182.93. If Hometown elects to terminate under the aforementioned provision, First Community has the option to increase the Exchange Ratio or pay an additional cash payment to each Hometown shareholder as part of the Merger Consideration.

The Agreement provides that Hometown will pay a termination fee of $2.0 million to First Community if First Community terminates the Agreement because (a) the Hometown board of directors changes its recommendation to its shareholders or fails to unanimously publicly recommend in the proxy statement/prospectus to be filed by First Community that the Hometown shareholders approve the Agreement, (b) Hometown breaches the non-solicitation covenants in the Agreement in any material respect or (c) Hometown breaches its covenant with respect to the Hometown shareholder meeting to vote on the Agreement in any material respect.  Hometown is also required to pay the termination fee if (i) the Agreement is terminated (A) by either party as a result of the failure to obtain the requisite vote of Hometown’s shareholders to approve the Agreement if the Hometown board of directors changed its recommendation to its shareholders, or (B) the Merger is not consummated by May 31, 2026 as a result of Hometown not obtaining the requisite vote of Hometown’s shareholders to approve the Agreement, or (C) by First Community as a result of Hometown’s material breach of a representation, warranty, covenant or agreement, (ii) before the Hometown shareholder meeting or the date of termination, an acquisition proposal has been publicly announced, disclosed and communicated and (iii) within 12 months of such termination, Hometown enters into an agreement with respect to an acquisition proposal.

Important Statement Regarding Agreement

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement, a copy of which is attached as Exhibit 2.1 to this Current Report on Form 8-K and is incorporated herein by reference.

The representations, warranties and covenants of each party set forth in the Agreement have been made only for purposes of, and were and are solely for the benefit of the parties to, the Agreement; may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Agreement instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact. In addition, such representations and warranties (1) will not survive consummation of the Merger and (2) were made only as of the date of the Agreement or such other date as is specified in the Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures. Accordingly, the Agreement is included with this filing only to provide investors with information regarding the terms of the Agreement, and not to provide investors with any other factual information regarding First Community or Hometown, their respective affiliates or their respective businesses. The Agreement should not be read alone, but should instead be read in conjunction with the other information regarding First Community, Hometown, their respective affiliates or their respective businesses, the Agreement and the Merger that will be contained in, or incorporated by reference into, the Registration Statement on Form S-4 that will include a prospectus of First Community and a proxy statement of Hometown, as well as in the Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings that First Community makes with the Securities and Exchange Commission (“SEC”).

Item 8.01 Other Events

Concurrently with the execution of the Agreement, First Community entered into voting and support agreements (each, a “Support Agreement”) with the directors of Hometown, in their capacities as shareholders of Hometown.  Pursuant to the terms of the Support Agreements, each director of Hometown has agreed to vote the shares of Hometown common stock they own in favor of the Agreement and the Merger. The parties to the Support Agreements beneficially own in the aggregate approximately 17.1 % of the outstanding shares of Hometown Common Stock. The foregoing description of the Support Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Support Agreement, which is attached hereto as Exhibit A to the Agreement attached as Exhibit 2.1 and is incorporated herein by reference.

On July 21, 2025, First Community and Hometown issued a joint press release and provided an investor presentation to interested parties concerning the acquisition of Hometown. Copies of the press release and investor presentation are attached hereto as Exhibits 99.1 and 99.2, and are being furnished to the SEC and shall not be deemed “filed” for any purpose.

Item 9.01 Financial Statements and Exhibits

(d) Exhibits          The following exhibits are included with this report:

Exhibit No.	Exhibit Description
2.1

Agreement and Plan of Merger, dated as of July 19, 2025, by and between First Community Bankshares, Inc. and Hometown Bancshares, Inc. (listed disclosure schedules have been omitted pursuant to Regulation S-K Item 601(b)(2). First Community Bankshares, Inc. agrees to furnish a supplemental copy of such schedule upon request of the SEC).

99.1	Press Release, dated July 21, 2025, issued by First Community Bankshares, Inc. and Hometown Bancshares, Inc.
99.2	Investor Presentation, dated July 21, 2025, issued by First Community Bankshares, Inc.
104	Cover-Page Interactive Data File (embedded within the Inline XBRL document)

Forward-Looking Statements

This Form 8-K, the joint press release and investor presentation contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  Such forward-looking statements, including statements regarding the intent, belief, or current expectations of First Community’s management regarding the company’s strategic direction, prospects, or future results or the benefits of the proposed transaction, are subject to numerous risks and uncertainties.  These forward-looking statements are based upon the current beliefs and expectations of the respective managements of First Community and Hometown and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the control of First Community and Hometown. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from the anticipated results discussed in these forward-looking statements because of possible uncertainties.  The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the risk that the cost savings and revenue synergies anticipated in connection with the proposed transaction may not be realized or may take longer than anticipated to be realized, (2) disruption from the proposed transaction with customers, suppliers, or employee or other business relationships, (3) the occurrence of any event, change, or other circumstances that could give rise to the termination of the Agreement and plan of merger, (4) the risk of successful integration of the two organizations’ businesses, (5) the failure of Hometown shareholders to approve the proposed transaction, (6) the amount of costs, fees, expenses, and charges related to the proposed transaction, (7) the ability to obtain required governmental and regulatory approvals for the proposed transaction, (8) reputational risk and the reaction of the parties’ customers to the proposed transaction, (9) the failure of the conditions to closing of the proposed transaction to be satisfied, (10) the risk that the integration of Hometown’s operations with those of First Community will be materially delayed or will be more costly or difficult than expected, (11) the possibility that the proposed transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (12) the dilution caused by First Community’s issuance of additional shares of its common stock in the proposed transaction, (13) changes in management’s plans for the future, (14) prevailing economic and political conditions, particularly in our market areas, (15) credit risk associated with our lending activities, (16) changes in interest rates, loan demand, real estate values, and competition, (17) changes in accounting principles, policies, or guidelines, (18) changes in applicable laws, rules, or regulations, and (19) other competitive, economic, political, and market factors affecting our business, operations, pricing, products, and services.  Certain additional factors which could affect the forward-looking statements can be found in First Community’s annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, in each case filed with or furnished to the SEC and available on the SEC’s website at http://www.sec.gov. First Community and Hometown caution that the foregoing list of factors is not exclusive. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to First Community or Hometown or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. First Community and Hometown disclaim any obligation to update or revise any forward-looking statements contained in this press release, which speak only as of the date hereof, whether as a result of new information, future events, or otherwise.

Additional Information About the Merger and Where to Find It

The information in this Current Report on Form 8-K shall not constitute an offer to sell, the solicitation of an offer to sell, or the solicitation of an offer to buy any securities or the solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  In connection with the proposed transaction, First Community will file a registration statement on Form S-4 with the SEC, which will contain the proxy statement of Hometown and a prospectus of First Community. Shareholders of Hometown and other investors are urged to read the proxy statement/prospectus that will be included in the registration statement on Form S-4 that First Community will file with the SEC in connection with the proposed Merger because it will contain important information about First Community, Hometown, the Merger, the persons soliciting proxies in the Merger and their interests in the Merger and related matters. Investors will be able to obtain all documents filed with the SEC by First Community free of charge at the SEC’s Internet site (http://www.sec.gov). In addition, documents filed with the SEC by First Community will be available free of charge from the Corporate Secretary of First Community Bankshares, Inc., P.O. Box 989, Bluefield, Virginia 24605-0989; telephone (276) 326-9000. The proxy statement/prospectus (when it is available) and the other documents may also be obtained for free by accessing First Community’s website at https://ir.fcbresource.com under the tab “SEC Filings”. You are urged to read the proxy statement/prospectus carefully before making a decision concerning the Merger.

Participants in the Transactions

First Community, Hometown and their respective directors, executive officers and certain other members of management and employees may be deemed “participants” in the solicitation of proxies from Hometown’s shareholders in favor of the Merger with First Community. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Hometown shareholders in connection with the proposed Merger will be set forth in the proxy statement/prospectus when it is filed with the SEC.

You can find information about the executive officers and directors of First Community in its Annual Report on Form 10-K for the year ended December 31, 2024 filed with the SEC on March 7, 2025, and in its definitive proxy statement filed with the SEC on March 10, 2025. You can find information about Hometown’s executive officers and directors by accessing Hometown’s website at www.hometownbanc.bank under the tab “About Union Bank” and then under the heading “About Us”. You can obtain free copies of these documents from First Community using the contact information above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST COMMUNITY BANKSHARES, INC.

Date:	July 21, 2025	By:	/s/ David D. Brown

David D. Brown
Chief Financial Officer